UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

X-Rite, Incorporated

(Name of Issuer)

Common Stock

Par value $0.10 per share

(Title of Class of Securities)

983857103

(CUSIP Number)

OEPX, LLC

320 Park Avenue, 18th Floor

New York, NY 10022

(212) 277-1500

with copies to:

Derek M. Winokur, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Tel: 212-698-3860

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983857103

1	Names of Reporting Person OEPX, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 33,654,758

	8	Shared Voting Power 0

	9	Sole Dispositive Power 33,654,758

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,654,758

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 39% *

14	Type of Reporting Person OO

* The calculation of the foregoing percentage is based on 86,281,412 shares of Issuer Common Stock (as defined herein) outstanding as of April 10, 2012.

CUSIP No. 983857103

1	Names of Reporting Person One Equity Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 33,654,758

	8	Shared Voting Power 0

	9	Sole Dispositive Power 33,654,758

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,654,758

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 39% *

14	Type of Reporting Person PN

* The calculation of the foregoing percentage is based on 86,281,412 shares of Issuer Common Stock (as defined herein) outstanding as of April 10, 2012

CUSIP No. 983857103

1	Names of Reporting Person OEP General Partner III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 33,654,758

	8	Shared Voting Power 0

	9	Sole Dispositive Power 33,654,758

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,654,758

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 39% *

14	Type of Reporting Person PN

* The calculation of the foregoing percentage is based on 86,281,412 shares of Issuer Common Stock (as defined herein) outstanding as of April 10, 2012

CUSIP No. 983857103

1	Names of Reporting Person OEP Parent LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 33,654,758

	8	Shared Voting Power 0

	9	Sole Dispositive Power 33,654,758

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,654,758

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 39% *

14	Type of Reporting Person HC; OO

* The calculation of the foregoing percentage is based on 86,281,412 shares of Issuer Common Stock (as defined herein) outstanding as of April 10, 2012

This Amendment No. 4 to the Statement on Schedule 13D amends and supplements Items 2, 3, 4, 5, 6 and 7 of the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on October 31, 2008 (as amended from time to time, the “Schedule 13D”), and relates to the shares of common stock, par value $0.10 per share (“Issuer Common Stock”), of X-Rite, Incorporated, a Michigan corporation (“X-Rite” or the “Issuer”).  Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 2.                    Identity and Background

Item 2 of the Schedule 13D is hereby amended by replacing Schedule I with Schedule I hereto.

Item 3.                    Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety by incorporating the information set forth in Items 4 and 6 hereof by reference into this Item 3.

Item 4.                    Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented with the addition of the following, immediately following the third paragraph:

On April 10, 2012, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Danaher Corporation, a Delaware corporation (“Parent”), Termessos Acquisition Corp., a Michigan corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Issuer, pursuant to which, among other things, Merger Sub agreed to make a cash tender offer (the “Tender Offer”) to acquire all of the Issuer’s outstanding Issuer Common Stock at a purchase price of $5.55 per share, and, following completion of such Tender Offer, Merger Sub will be merged with and into the Issuer (the “Merger”) with the issuer surviving the Merger as the wholly owned subsidiary of Parent, in each case on the terms and subject to the conditions set forth in the Merger Agreement.  At the effective time of the Merger (the “Effective Time”), all remaining outstanding shares of Issuer Common Stock not tendered in the Tender Offer will be acquired for cash at $5.55 per share, on the terms and conditions set forth in the Merger Agreement.  For a more detailed description of the Merger Agreement, please see the Current Report on Form 8-K filed by the Issuer on April 11, 2012.

In connection with the entry into the Merger Agreement by the parties thereto, OEP entered into a Tender and Support Agreement with Parent and Merger Sub, (the “Support Agreement”). The Support Agreement provides that OEP shall, among other things: (a) tender 19,711,630 shares of Issuer Common Stock beneficially owned by OEP (the “Subject Shares”) to Merger Sub; (b) vote all Subject Shares (i) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereunder, and (ii) against (A) any action or agreement which would in any material respect impede, interfere with or prevent the Tender Offer or the Merger, (B) any Alternative Proposal (as defined in the Merger Agreement) or (C) any action, proposal, transaction or agreement that would reasonably be expected to result in the occurrence of any condition set forth in Annex I to the Merger Agreement or result in any breach of any covenant, representation or warranty or any other obligation or agreement of OEP under the Support Agreement; (c) not transfer, sell, assign, gift, hedge, pledge or otherwise dispose of any shares of Issuer Common Stock or any right or interest therein or enter into any contract, option or other agreement, arrangement or understanding with respect to any such transfer of, Subject Shares or any right or interest therein; (d) not grant any proxy, power-of-attorney or other authorization with respect to the Subject Shares; and (e) not take or permit any other actions that would in any way restrict, limit or interfere with the performance of OEP’s obligations under the Support Agreement.

In addition, pursuant to the Support Agreement, OEP has agreed: (i) not to commence or join in, and agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Issuer or any of their respective successors (x) challenging the validity of, or seeking to enjoin the operation of, any provision of the Support Agreement or (y) alleging breach of any fiduciary duty of any person in connection with the negotiation and entry into the Merger Agreement; and (ii) prior to the Acceptance Time (as defined in the Merger Agreement), to enter into irrevocable agreements to terminate the Key Stockholder Agreements (as defined in the Merger Agreement) to which it is a party, which termination shall be conditioned solely upon the occurrence of the closing of the Merger.

Pursuant to the Support Agreement, OEP also agreed (A) not to, and not to authorize or permit any of its representatives to, directly or indirectly: (i) initiate, solicit, propose, knowingly encourage or knowingly facilitate the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal; (ii) enter into any agreement with respect to any Alternative Proposal; (iii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any information or data concerning the Issuer or any of its subsidiaries to any person relating to, any Alternative Proposal  or any proposal or offer that could reasonably be expected to lead to an Alternative Proposal; or (iv) tender any Subject Shares in connection with an Alternative Proposal; and (B) to, and cause its representatives to, immediately cease all discussions and negotiations with any person that may be ongoing with respect to any proposal that constitutes, or is reasonably expected to lead to, any Alternative Proposal.

The Support Agreement does not limit or otherwise affect the actions of OEP or any affiliate, employee or designee of OEP or any of its affiliates in its capacity, if applicable, as an officer or director of the Issuer.

The Support Agreement will automatically terminate upon the first to occur of: (i) the termination of the Merger Agreement in accordance with its terms; (ii) the Effective Time; (iii) the Tender Offer shall have terminated or the Expiration Date (as defined in the Merger Agreement) shall have occurred, in each case without acceptance for payment of the Subject Shares pursuant to the Tender Offer; (iv) the date of any material modification, waiver or amendment to any provision of the Merger Agreement or the terms of the Tender Offer that reduces the amount, changes the form or otherwise adversely affects the consideration payable to OEP pursuant to the Merger Agreement as in effect as of the date of the Support Agreement; (v) any amendment, modification or waiver of the Minimum Condition (as defined in the Merger Agreement) such that Parent or Merger Sub would beneficially own less than a majority of the of the Issuer Common Stock then outstanding on a fully diluted basis after giving effect to the consummation of the Tender Offer; and (vi) the mutual written consent of the parties to the Support Agreement.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a form of which is filed as Exhibit 10 hereto.

It is the present intention of OEP to tender in the Tender Offer all of the Issuer Common Stock held by OEP (or its affiliates) and, if applicable, vote or cause to be voted all such shares of Issuer Common Stock in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, assuming compliance in each case with the terms and conditions of the Merger Agreement.  The Reporting Persons may, at any time, review and reconsider this intention and reserve the right to change this position with respect to all or a portion of such shares, subject to those terms of the Support Agreement which restrict tendering and voting the Subject Shares.

Item 5.                    Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) and (b) The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

(c) None of the Reporting Persons has engaged in any transactions during the past 60 days in, any shares of Issuer Common Stock, except as described in this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of this Schedule 13D is hereby amended by adding the information contained in Item 4 hereof, which is incorporated by reference.

Item 7.                    Materials to be Filed as Exhibits.

Number	Exhibit
10	Tender and Support Agreement, dated as of April 10, 2012, by and among Danaher Corporation, Termessos Acquisition Corp., and OEP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OEPX, LLC

By:		/s/ Colin M. Farmer
Name: Colin M. Farmer
Title: President

ONE EQUITY PARTNERS III, L.P.

By:		OEP General Partner III, L.P.
as its general partner

By:		OEP Parent LLC
as its general partner

	By:	/s/ Colin M. Farmer
Name: Colin M. Farmer
Title: Managing Director

OEP GENERAL PARTNER III, L.P.

By:		OEP Parent LLC
as its general partner

	By:	/s/ Colin M. Farmer
Name: Colin M. Farmer
Title: Managing Director

OEP Parent LLC

By:	/s/ Colin M. Farmer
Name: Colin M. Farmer
Title: Managing Director

Dated April 13, 2012

Schedule I

The names and titles of the executive officers of OEPX, LLC and their present principal occupations and residence or business addresses are set forth below.  Each occupation set forth opposite an individual’s name refers to OEPX, LLC and each individual is a United States citizen.

Name	Position	Address
Colin M. Farmer*	President	One Equity Partners LLC 320 Park Ave, 18th Floor Between 50th and 51st New York, NY 10022
Bradley J. Coppens*	Vice President, Treasurer and Secretary	One Equity Partners LLC 320 Park Ave, 18th Floor Between 50th and 51st New York, NY 10022

* Each of Colin M. Farmer and Bradley J. Coppens holds 5,589 shares of restricted common stock and options to acquire 200,936 shares in connection with their service on the Issuer’s Board, and such shares are held for the benefit of One Equity Partners III, L.P.

The names of the directors and the names and titles of the executive officers of OEP Parent LLC and their present principal occupations and residence or business addresses are set forth below.  Each occupation set forth opposite an individual’s name refers to OEP Holding Corporation and each individual is a United States citizen.

Name	Position	Address
Richard M. Cashin	President and Manager	320 Park Avenue, New York, NY 10022
Christian P. Ahrens	Managing Director	320 Park Avenue, New York, NY 10022
Gregory A. Belinfanti	Managing Director	320 Park Avenue, New York, NY 10022
Henry H. Briance	Managing Director	320 Park Avenue, New York, NY 10022
Kenneth C. Brown	Managing Director	8 Connaught Road, Central, Floor 20 Hong Kong, Hong Kong
James B. Cherry	Managing Director	21 South Clark Street, Chicago, IL 60603-2003
Bradley J. Coppens	Managing Director	320 Park Avenue, New York, NY 10022
Raphael de Balmann	Managing Director	320 Park Avenue, New York, NY 10022
Andrew G. Dunn	Managing Director	320 Park Avenue, New York, NY 10022
Colin M. Farmer	Managing Director	320 Park Avenue, New York, NY 10022

Timothy J. Gollin	Managing Director	320 Park Avenue, New York, NY 10022
David Han	Managing Director	320 Park Avenue, New York, NY 10022
Joseph Huffsmith	Managing Director	320 Park Avenue, New York, NY 10022
Thomas J. Kichler	Managing Director	21 South Clark Street, Chicago, IL 60603-2003
James W. Koven	Managing Director	320 Park Avenue, New York, NY 10022
Joseph G. Michels	Managing Director	320 Park Avenue, New York, NY 10022
David Robakidze	Managing Director	320 Park Avenue, New York, NY 10022
Richard W. Smith	Manager	320 Park Avenue, New York, NY 10022
David A. Walsh	Managing Director	320 Park Avenue, New York, NY 10022
William H. Wangerin	Managing Director	21 South Clark Street, Chicago, IL 60603-2003
Erin E. Hill	Chief Financial Officer & Treasurer	320 Park Avenue, New York, NY 10022
Judah A. Shechter	General Counsel & Secretary	277 Park Avenue, New York, NY 10017
Jessica R. Marion	Vice President	10 South Dearborn, Chicago IL 60603-2203
Colleen A. Hartung	Vice President	10 South Dearborn, Chicago IL 60603-2203
Elizabeth De Guzman	Vice President & Assistant Secretary	277 Park Avenue, New York, NY 10017
Ina R. Drew	Manager	270 Park Avenue, New York, NY 10017
Jay Mandelbaum	Manager	270 Park Avenue, New York, NY 10017
Heidi G. Miller	Manager	270 Park Avenue, New York, NY 10017
Christopher von Hugo	Manager	Taunusanlage 21, Frankfurt Germany
James S. Rubin	Manager	320 Park Avenue, New York, NY 10022

The names of the directors and the names and titles of the executive officers of OEP Holding Corporation and their present principal occupations and residence or business addresses are set forth below.  Each occupation set forth opposite an individual’s name refers to Bank One Investment Corporation and each individual is a United States citizen.

Name	Position	Address
Richard M. Cashin	President and Director	320 Park Avenue, New York, NY 10022
Christian P. Ahrens	Managing Director	320 Park Avenue, New York, NY 10022
Gregory A. Belinfanti	Managing Director	320 Park Avenue, New York, NY 10022
Henry H. Briance	Managing Director	320 Park Avenue, New York, NY 10022
Kenneth C. Brown	Managing Director	8 Connaught Road, Central, Floor 20 Hong Kong, Hong Kong
James B. Cherry	Managing Director	21 South Clark Street, Chicago, IL 60603-2003
Bradley J. Coppens	Managing Director	320 Park Avenue, New York, NY 10022
Raphael de Balmann	Managing Director	320 Park Avenue, New York, NY 10022
Andrew G. Dunn	Managing Director	320 Park Avenue, New York, NY 10022
Colin M. Farmer	Managing Director	320 Park Avenue, New York, NY 10022
Timothy J. Gollin	Managing Director	320 Park Avenue, New York, NY 10022
David Han	Managing Director	320 Park Avenue, New York, NY 10022
Joseph Huffsmith	Managing Director	320 Park Avenue, New York, NY 10022
Thomas J. Kichler	Managing Director	21 South Clark Street, Chicago, IL 60603-2003
James W. Koven	Managing Director	320 Park Avenue, New York, NY 10022
Joseph G. Michels	Managing Director	320 Park Avenue, New York, NY 10022
David Robakidze	Managing Director	320 Park Avenue, New York, NY 10022
Richard W. Smith	Managing Director and Director	320 Park Avenue, New York, NY 10022
David A. Walsh	Managing Director	320 Park Avenue, New York, NY 10022
William H. Wangerin	Managing Director	21 South Clark Street, Chicago, IL 60603-2003
Erin E. Hill	Chief Financial Officer & Treasurer	320 Park Avenue, New York, NY 10022
Judah A. Shechter	General Counsel & Secretary	277 Park Avenue, New York, NY 10017
Jessica R. Marion	Vice President	10 South Dearborn, Chicago IL 60603-

2203
Colleen A. Hartung	Vice President	10 South Dearborn, Chicago IL 60603-2203
Elizabeth De Guzman	Vice President & Assistant Secretary	277 Park Avenue, New York, NY 10017
Ina R. Drew	Director	270 Park Avenue, 9th Fl, New York, NY 10017
Jay, Mandelbaum	Director	270 Park Avenue, 9th Fl, New York, NY 10017
Heidi G. Miller	Director	270 Park Avenue , 9th Fl, New York, NY 10017
Jacques, Nasser	Director	100 Bloomfield Hills Pkwy, 1st Fl, BloomfieldHIlls, MI 48304
James S. Rubin	Director	320 Park Avenue, 18th Fl, New York, NY 10022
Von Hugo, Christopher	Director	Taunusanlage 21/05, Frankfurt

The names of the directors and the names and titles of the executive officers of JPMorgan Capital Corporation and their present principal occupations and residence or business addresses are set forth below.  Each occupation set forth opposite an individual’s name refers to JPMorgan Capital Corporation and each individual is a United States citizen.

Name	Position	Address
Ellen J. Manola	Director	10 South Dearborn, Chicago IL 60603-2203
Francisco J. Pereiro	Director	10 South Dearborn, Chicago IL 60603-2203
Peter G. Weiland	Director	270 Park Avenue, New York, NY 10017
Scott Abramson	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Richard D. Archer	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Christine N. Bannerman	Vice President & Assistant Secretary	4 Chase Metrotech, Brooklyn, NY 11245
Geoffrey P. Bratton	Executive Director (Officer)	10 South Dearborn, Chicago, IL 60603-2203
Michael S. Bryant	Associate	10 South Dearborn, Chicago, IL 60603-

2203
Browne, Brigid	Vice President	10 South Dearborn, Chicago IL 60603-2203
Mit C. Buchanan	Managing Director	10 South Dearborn, Chicago IL 60603-2203
William R. Crissy	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Cynthia Cain	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Ana E. Conforti	Vice President	10 South Dearborn, Chicago IL 60603-2203
Richard S. Crowley	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Victoria B. Dal Santo	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Sheila K Delaney	Associate	10 South Dearborn, Chicago, IL 60603-2203
Anand Dandapani	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Jason T. Dinneen	Vice President	10 South Dearborn, Chicago IL 60603-2203
Hellen Doo	Vice President & Asst Secretary	245 Park Avenue, New York, NY 10167-0001
Antonina Doria	Vice President	10 South Dearborn, Chicago IL 60603-2203
Mary K. Duff	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
James A. Durham	Vice President	10 South Dearborn, Chicago IL 60603-2203
Sean M. Dwyer	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
John M. Eber	Managing Director	10 South Dearborn, Chicago IL 60603-2203
James M. Eligator	Managing Director	10 South Dearborn, Chicago IL 60603-2203
Mary Eymard	Vice President	451 Florida Street, Baton Rouge, LA 70801-1700
Jean Fanning	Vice President	10 South Dearborn, Chicago IL 60603-2203

Frieda B. Feiger	Associate	10 South Dearborn, Chicago IL 60603-2203
Linda L. Fernandez	Associate	10 South Dearborn, Chicago IL 60603-2203
James A. Fox	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Emily M. Garrett	Vice President	383 Madison Avenue, New York, NY 10179
Brett A. Geiger	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Heather Glover	Vice President	10 South Dearborn, Chicago IL 60603-2203
Brian R. Gnolfo	Vice President	10 South Dearborn, Chicago IL 60603-2203
Darlene T. Golly	Associate	10 South Dearborn, Chicago IL 60603-2203
Amber Haley	Vice President	10 South Dearborn, Chicago IL 60603-2203
Patricia T. Habicht	Assistant Secretary	10 South Dearborn, Chicago IL 60603-2203
Eric J. Hamm	Vice President	10 South Dearborn, Chicago IL 60603-2203
Munir J. Hasan	Vice President	10 South Dearborn, Chicago IL 60603-2203
Elizabeth M. Hayes	Associate	10 South Dearborn, Chicago IL 60603-2203
Michael D. Heine	Vice President	10 South Dearborn, Chicago IL 60603-2203
Yale C. Henderson	Managing Director	10 South Dearborn, Chicago IL 60603-2203
Jeffrey L. Hinds	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Philipp A. Hirche	Vice President	10 South Dearborn, Chicago IL 60603-2203
Anthony J. Horan	Senior Vice President & Assistant Secretary	277 Park Avenue, New York, NY 10172
Rondella Hunt	Vice President	10 South Dearborn, Chicago IL 60603-2203
John T. Hunter	Vice President	10 South Dearborn, Chicago IL 60603-2203

Steven N. Ignelzi	Executive Director (Officer)	10 South Dearborn, Chicago, IL 60603-2203
Michelle L. Jones	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Suzanne M. Jones	Executive Director (Officer)	10 South Dearborn, Chicago, IL 60603-2203
Min Yun Kim	Associate	10 South Dearborn, Chicago, IL 60603-2203
Jan I. Krueger	Associate	10 South Dearborn, Chicago, IL 60603-2203
William P. Kusack Jr	Managing Director	10 South Dearborn, Chicago, IL 60603-2203
Elisa A. Lass	Executive Director (Officer)	10 South Dearborn, Chicago, IL 60603-2203
Lennox Leighton	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Mark Lenhardt	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Melvina E. Lloyd	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Kurt Lundgren	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Ellen J. Manola	Executive Director (Officer)	10 South Dearborn, Chicago, IL 60603-2203
Ellen J. Manola	Treasurer	10 South Dearborn, Chicago, IL 60603-2203
Kin, Ryan	Vice President	10 South Dearborn Chicago, IL 60603-2203
Douglas, S. Lloyd	Executive Director (Officer)	10 South Dearborn Chicago, IL 60603-2203
Marie Y. Martinez	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Mark J. McCann	Executive Director (Officer)	10 South Dearborn, Chicago, IL 60603-2203
Colleen A. Meade	Executive Director (Officer) Secretary	4 Chase Metrotech Center, Brooklyn, NY 11245-0001
Allison Metzger	Vice President	10 South Dearborn, Chicago, IL 60603-2203
D. C. Robinson	Executive Director	10 South Dearborn Chicago, IL 60603-2203

Deanna C. Mueller	Associate	10 South Dearborn, Chicago, IL 60603-2203
Patrick J. Nash	Managing Director	10 South Dearborn, Chicago, IL 60603-2203
Timothy P. O’Keefe	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Susan M. Ochoa	Associate	10 South Dearborn, Chicago, IL 60603-2203
Gina I. Orlando	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Jon W. Pagac	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Melanie A. Pagliari	Associate	10 South Dearborn, Chicago, IL 60603-2203
Susan Parsons	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Anne F. Pax	Executive Director (Officer)	10 South Dearborn, Chicago, IL 60603-2203
William C. Pelletier	Executive Director (Officer)	10 South Dearborn, Chicago, IL 60603-2203
Bonnie L. Percy-Hill	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Francisco J. Pereiro	Chairman	10 South Dearborn, Chicago, IL 60603-2203
Francisco J. Pereiro	President	10 South Dearborn, Chicago, IL 60603-2203
Brian Polt	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Jeremy S. Reinhard	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Paulius Remeza	Associate	10 South Dearborn, Chicago, IL 60603-2203
D. C. Robinson	Executive Director (Officer)	10 South Dearborn, Chicago, IL 60603-2203

Mary F. Sackley	Vice President	10 South Dearborn, Chicago IL, 60603-2203
John P. Scothorn	Vice President	10 South Dearborn, Chicago IL, 60603-2203
Shahani, Hasmita	Associate	10 South Dearborn Chicago, IL, 60603-2203
Socheat V. Som	Vice President	10 South Dearborn, Chicago IL, 60603-2203
Rubiao Song	Executive Director (Officer)	383 Madison Avenue, New York, NY 10179
Joel P. Spenadel	Executive Director (Officer)	10 South Dearborn, Chicago IL, 60603-2203
Jeffrey S. Steenwyk	Vice President	10 South Dearborn, Chicago IL, 60603-2203
Theodora Stojka	Vice President	10 South Dearborn, Chicago IL, 60603-2203
Aloysius T. Stonitsch	Managing Director	10 South Dearborn, Chicago IL, 60603-2203
David R. Stoppel	Associate	10 South Dearborn, Chicago IL, 60603-2203
Patricia L. Striegel	Associate	10 South Dearborn, Chicago IL, 60603-2203
Galina Tam	Associate	10 South Dearborn, Chicago IL, 60603-2203
Eric T. White	Executive Director (Officer)	10 South Dearborn Chicago, IL, 60603-2203
Cynthia A. Vanina	Executive Director (Officer)	10 South Dearborn, Chicago IL, 60603-2203
Damian Warshall	Vice President	10 South Dearborn, Chicago IL, 60603-2203
Krystal Zec	Vice President	10 South Dearborn, Chicago IL, 60603-2203
Jon D. Zywiciel	Vice President	10 South Dearborn, Chicago IL, 60603-2203

The names and titles of the executive officers of Banc One Financial LLC and their present principal occupations and residence or business addresses are set forth below.  Each occupation set forth opposite an individual’s name refers to Banc One Financial LLC and each individual is a United States citizen.

Name	Position	Address
James Dimon	President, Chief Executive Officer and Chairman of the Board of Directors	270 Park Avenue, New York, NY 10017
Frank Bisignano	Chief Administrative Officer	270 Park Avenue, New York, NY 10017
Douglas L. Braunstein	Chief Financial Officer	270 Park Avenue, New York, NY 10017
Steven D. Black	Co-Chief Executive Officer Investment Bank	270 Park Avenue, New York, NY 10017
Michael J. Cavanagh	Chief Financial Officer and Director	270 Park Avenue, New York, NY 10017
John L. Donnelly	Director of Human Resources	270 Park Avenue, New York, NY 10017
Ina R. Drew	Chief Investment Officer	270 Park Avenue, New York, NY 10017
Samuel Todd Maclin	Chief Executive Officer of Consumer and Business	270 Park Avenue, New York, NY 10017
David C. Novak	Director	270 Park Avenue New York, NY 10017
Jay Mandelbaum	Head Strategy and Business Development	270 Park Avenue, New York, NY 10017
Douglas B. Petno	Chief Executive Officer of Commerical Banking	270 Park Avenue, New York, NY 10017
Charles W. Scharf	Head Retail Financial Services	270 Park Avenue, New York, NY 10017
Gordon A. Smith	Chief Executive Officer Card Services	270 Park Avenue, New York, NY 10017
James E. Staley	Chief Executive Officer of Asset Management	270 Park Avenue, New York, NY 10017
Stephen M. Cutler	General Counsel	270 Park Avenue, New York, NY 10017
Barry L. Zubrow	Head of Corporate	270 Park Avenue, New York, NY 10017

	Regulatory Affairs	10017
Crandall C. Bowles	Director	Springs Global US Inc. 205 N White Street Fort Mill, SC 29715-1654
Stephen B. Burke	Director	Comcast Cable Communications Inc. 1500 Market Philadelphia, PA 19102
James S. Crown	Director	Henry Crown and Company 222 N. LaSalle Street, Suite 2000 Chicago, IL 60601
David M. Cote	Director	Honeywell International Inc. 101 Columbia Rd. Morristown, NJ 07962-1219
Ellen V. Futter	Director	American Museum of Natural History Central Park West at 79th Street New York, NY 10024-5192
William H. Gray III	Director	The College Fund/UNCF 8260 Willow Oaks Corporate Drive PO Box 10444 Fairfax, VA 22031-8044
Laban P. Jackson Jr.	Director	Clear Creek Properties 2365 Harrodsburg Rd. Suite B230 Lexington, KY 40504
David C. Novak	Director	Yum! Brands Inc. 1441 Gardiner Lane Louisville, KY 40213
William C. Weldon	Director	270 Park Avenue New York, NY 10017